UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0287
                                                  Expires:    January 31, 2005
                                                  Estimated average burden
                                                  hours per response.......0.5

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Rollins, R. Randall
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


2170 Piedmont Road NE
--------------------------------------------------------------------------------
                                    (Street)

Atlanta, GA  30324
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

Rollins, Inc. (ROL)

--------------------------------------------------------------------------------
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

12/31/02
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chairman of the Board
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================


                                                                                        5.
                                                                                        Amount of       6.
                                 2A.                     4.                             Securities      Owner-
                                 Deemed                  Securities Acquired (A) or     Beneficially    ship
                    2.           Execution  3.           Disposed of (D)                Owned           Form:         7.
                    Transaction  Date,      Transaction  (Instr. 3, 4 and 5)            Following       Direct        Nature of
                    Date         if any     Code         ----------------------------   Reported        (D) or        Indirect
1.                  (Month/      (Month/    (Instr. 8)                   (A)            Transaction(s)  Indirect      Beneficial
Title of Security   Day/         Day/       -----------      Amount      or   Price     (Instr. 3       (I)           Ownership
(Instr. 3)          Year)        Year)      Code      V                  (D)            and 4)          (Instr. 4)    (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           22,169**        D
Common Stock $1
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           62,903*         I             By Spouse
Common Stock $1
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           23,700*         I             Co-Trustee of
Common Stock $1                                                                                                       Charitable
Par Value                                                                                                             Fund
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             102,000      D             0*              I             Co-Trustee of
Common Stock $1                                                                                                       Trusts
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             203,352      D             14,679*         I             Trustee of
Common Stock $1                                                                                                       Trusts for
Par Value                                                                                                             Children
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             10,419,000   D             0*              I             By LOR, Inc.
Common Stock $1
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           595,000*        I             Co-Trustee of
Common Stock $1                                                                                                       Charitable
Par Value                                                                                                             Foundation
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             432,000      D             0*              I             Rollins
Common Stock $1                                                                                                       Holding Co.,
Par Value                                                                                                             Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             1,359,000    D             0*              I             By Limited
Common Stock $1                                                                                                       Liability
Par Value                                                                                                             Company
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/31/02                J(a)             14,079,185   A             14,079,185*     I             RFPS
Common Stock $1                                                                                                       Investments
Par Value                                                                                                             I, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction
    4(b)(v).

** This number includes 1,451 shares of 401(k) stock first reported in January
   2002.

J(a) - See Exhibit A Attached                                            (Over)
                                                                SEC 1474 (9/02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
            2.                                                                                            ative     Form
            Conver-                            5.                              7.                         Secur-    of       11.
            sion                               Number of                       Title and Amount           ities     Deriv-   Nature
            or               3A.               Derivative    6.                of Underlying     8.       Bene-     ative    of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    ficially  Secur-   In-
            cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  or       Owned     ity:     direct
            Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following Direct   Bene-
1.          of      action   Date,    Code     of (D)        (Month/Day/Year)          Amount    ative    Reported  (D) or   ficial
Title of    Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------          or        Secur-   Trans-    Indirect Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-          Number    ity      action(s) (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr, 3)  ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

/s/ R. Randall Rollins
    Signed by Glenn P. Grove, Jr.
    as power of attorney                    January 3, 2003
-------------------------------             -----------------------
**Signature of Reporting Person             Date

* R. Randall Rollins disclaims for the purpose of Section 16 of the Securities and Exchange Act of 1934, the beneficial ownership of the shares described in Table 1, lines 2-10, and this report is not an admission of such beneficial ownership.


**   Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    Exhibit A

                               R. Randall Rollins


(a) The Reporting Person beneficially and indirectly owns a portion of the Rollins, Inc. (ROL) shares owned by the following entities:

         LOR, Inc. a Georgia corporation
         Rollins Holding Company, Inc., a Georgia corporation

         The Reporting Person reports indirect holdings of ROL shares as Trustee, co-Trustee or Manager of the following entities but has no pecuniary interest in these shares:

         2001 RRR, Jr. Grantor Trust, as Trustee
         RWR Management Company, LLC, a Georgia limited liability company, as Manager and Trustee of its sole Member 1976 Gary W. Rollins Grandchildren's Trust as co-Trustee RCTLOR, LLC, a Georgia limited liability company, through LOR, Inc., its Manager

         All shares owned by the above entities were contributed to RFPS Investments I, L.P. (RFPS), a Georgia limited partnership, along with ROL shares contributed by the following entities and persons on formation of RFPS:

         Grace C. Rollins, individually
         Pamela R. Rollins, individually
         Timothy C. Rollins, individually
         Amy Rollins Kreisler, individually
         Nancy Rollins Griffith, individually
         RRR Grandchildren's Custodial Partnership I, L.P., a Georgia limited partnership
         1996 JR Partnership, L.P., a Georgia limited partnership
         1996 JPR Partnership, L.P., a Georgia limited partnership
         1997 RRR Grandchildren's Partnership, a Georgia general partnership MRLT Partners, L.P., a Georgia limited partnership

         The general partner of RFPS is LOR Investment Company, LLC, a Georgia limited liability company, wholly owned by LOR, Inc. The Reporting Person is an officer, director and shareholder of LOR, Inc. As a result of the contribution to RFPS, the Reporting Person now reports an indirect interest in all of the ROL shares held by RFPS.

         The Reporting Person disclaims ownership of these shares in excess of his pecuniary interest.